FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 17, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc
17 March 2022

Introduction
Following a detailed review on how its current Adam & Company clients can be best served, NatWest Group plc ("NatWest Group") intends that Coutts & Company will become its principal private bank offering. In order to implement this, it is intended to transfer the private banking (including execution-only dealing services and custody account services) and lending business carried on under the "Adam & Company" brand and trading name by The Royal Bank of Scotland plc ("RBS plc"), a public limited company incorporated in Scotland, to Coutts & Company ("Coutts"), a private unlimited company incorporated in England and Wales.

The Scheme
RBS plc and Coutts intend to effect this transfer by using a business banking transfer scheme under Part VII of the Financial Services and Markets Act 2000 ("FSMA").

Accordingly, on 17 March 2022 a Petition was presented to the Court of Session in Edinburgh (the "Court") by RBS plc and Coutts for an order under Part VII of the Financial Services and Markets Act 2000 sanctioning a banking business transfer scheme (the "Scheme") for the transfer of the private banking (including execution-only dealing services and custody account services) and lending business carried on by RBS plc under the "Adam & Company" brand and trading name from RBS plc to Coutts.

A hearing for the approval of the Scheme is expected to be held on 31 May 2022. If the Scheme is approved at that hearing, the Scheme is expected to take effect on 2 July 2022 or any later date which RBS plc and Coutts may agree, provided that it is no later than 11:59pm (GMT) on 2 October 2022.  Implementation of the Scheme is subject, amongst other matters, to Court and regulatory approvals. Unless the context requires otherwise, capitalised terms used in this announcement are defined in the Scheme.

Further information on the Scheme
Copies of the Petition, the full terms of the Scheme and a summary of its principal terms are available free of charge at www.adambank.com/transfer or from 36 St Andrew Square, Edinburgh EH2 2YB and will remain available until the date of the Court hearing to consider sanctioning the Scheme.

For further information contact:

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Making your views known
Any person claiming an interest may lodge formal written objections (known as "Answers") to the petition on or before 11 April 2022.  Answers should be lodged at the Court of Session, Petition Department, Parliament House, Edinburgh EH1 1RQ, Scotland. If any person wishes to lodge Answers, they should seek independent legal advice. Answers are a formal Court document which must comply with the rules of the Court and are normally prepared by Scottish legal counsel. In addition, Answers must be accompanied by a fee to the Court.

Any person (including an employee of RBS plc or Coutts) who alleges that he or she would be adversely affected by the carrying out of the Scheme has a statutory right to be heard at the Court hearing to consider sanctioning the Scheme. The Court may also consider informal written objections to the Scheme. It would be helpful if anyone who wishes to exercise the statutory right to be heard, or to make informal written objections, could inform RBS plc, by post or by hand, on or before 11 April 2022 at 36 St Andrew Square, Edinburgh EH2 2YB. RBS will advise the Court accordingly and will pass on to the Court any written objections that it has received. No fee is payable for this.

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'should', 'intend', 'could', 'may', 'will' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the future economic results, business plans and strategies of NatWest Group plc ("NatWest Group"). Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
Coutts & Company	549300OLXJ4Y010LOT3

Date: 17 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary